ALTAIR NANOTECHNOLOGIES INC.

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

02 NOV 26 AM 9:03

November 18, 2002

02060013

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C., U.S.A. 20549

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-1770

Please find enclosed a copy of the unaudited Interim Financial Statements for the nine months ended September 30th, 2002 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

ALTAIR NANOTECHNOLOGIES INC.

Per: George A. Duguay

GAD/cd

Encl.

11/26

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES

Interim Financial Statements

(Expressed in United States Dollars)

(Unaudited)

Nine Months Ended September 30, 2002

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Expressed in United States Dollars)
(Unaudited)

	September 30, 2002	December 31, 2001
ASSETS		
Current Assets		
Cash and cash equivalents	$ 306,061	$ 599,884
Other current assets	122,283	33,651
Total current assets	428,344	633,535
Property and Equipment, net	7,439,345	5,987,950
Patents and Related Expenditures, net	1,167,670	3,739,864
Other Assets	238,883	491,894
Total Assets	$ 9,274,242	$ 10,853,243
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 824,897	$ 528,405
Note payable - current portion	1,784,827	-
Loans payable - related parties	-	143,000
Capital lease obligations - current portion	-	2,312
Deferred revenue	-	40,972
Total current liabilities	2,609,724	714,689
Note Payable, Long-Term Portion	2,458,023	1,462,060
Commitments and Contingencies		
Stockholders' Equity		
Common stock, no par value, unlimited shares authorized; 26,203,902 and 22,694,142 shares issued and outstanding at September 30, 2002 and December 31, 2001	41,466,778	38,089,320
Deficit accumulated during the development stage	(37,260,283)	(29,412,826)
Total Shareholders' Equity	4,206,495	8,676,494
Total Liabilities and Shareholders' Equity	$ 9,274,242	$ 10,853,243

(See Notes to Financial Statements)

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in United States Dollars)
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,		Period April 9, 1973 (date of inception) to September 30,
	2002	2001	2002	2001	2002
Sales	$ 45,089	None	$ 98,760	None	$ 141,576
Cost of sales	16,702	None	48,028	None	66,203
Gross Margin	28,387	None	50,732	None	75,373
Operating Expenses					
Mineral exploration and development	132,262	$ 154,642	491,039	$ 754,396	6,409,704
Research and development	146,749	138,196	449,398	406,467	3,578,357
Professional services	105,574	139,051	561,014	452,707	3,124,926
General and administrative expenses	648,571	591,676	1,894,785	2,162,481	13,742,267
Depreciation and amortization	209,903	287,240	781,304	851,933	5,298,718
Asset impairment	-	-	2,759,956	-	2,759,956
Total operating expenses	1,243,059	1,310,805	6,937,496	4,627,984	34,913,928
Loss from Operations	1,214,672	1,310,805	6,886,764	4,627,984	34,838,555
Other (Income) Expense:					
Interest expense	316,676	307,035	913,513	1,341,302	4,297,464
Interest income	(343	(17,383	(1,877)	(129,960)	(815,717)
Loss (gain) on foreign exchange	-	99	390	308	(558,387)
Total other expense, net	316,333	289,751	912,026	1,211,650	2,923,360
Loss before extraordinary items	1,531,005	1,600,556	7,798,790	5,839,634	37,761,915
Extraordinary items:					
Gain on forgiveness of debt	-	-	-	-	(795,972)
Loss on redemption of convertible debentures	-	-	-	-	193,256
Total extraordinary items	-	-	-	-	(602,716)
Net loss	1,531,005	1,600,556	7,798,790	5,839,634	37,159,199
Preferential Warrant Dividend	48,666	-	48,666	-	101,084
Net Loss Applicable to Shareholders	$ 1,579,671	$ 1,600,556	$ 7,847,456	$ 5,839,634	$ 37,260,283
Loss per Common Share:					
Loss before extraordinary items:					
Basic and diluted	$ 0.0	$ 0.0	$ 0.33	$ 0.30	$ 4.78
Effect of extraordinary items on earnings per share:					
Basic and diluted	-	-	-	-	(0.08)
Loss per common share - Basic and diluted	$ 0.06	$ 0.08	$ 0.33	$ 0.30	$ 4.70
Weighted average shares - Basic and dilute	24,951,065	20,494,270	23,946,170	19,706,588	7,897,912

(See Notes to Financial Statements)

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF ACCUMULATED DEFICIT
(Expressed in United States Dollars)
(Unaudited)

	Nine Months Ended September 30,		Period April 9, 1973 (date of inception) to September 30,
	2002	2001	2002
Accumulated deficit, beginning of period	$ 29,412,827	$ 21,606,379	$ -
Net loss for the period	7,847,456	5,839,634	37,260,283
Accumulated deficit, end of period	$ 37,260,283	$ 27,446,013	$ 37,260,283

(See Notes to Financial Statements)

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)
(Unaudited)

	Nine Months Ended September 30, 2002	Nine Months Ended September 30, 2001	Period April 9, 1973 (date of inception) to September 30, 2002
Cash flows from development activities:			
Net loss	$ (7,798,790)	$ (5,839,634)	$(37,159,199)
Adjustments to reconcile net loss to net cash used in development activities:			
Depreciation and amortization	781,304	851,933	5,298,718
Shares issued for services	25,000	-	124,926
Shares issued for interest	234,950	-	1,058,777
Issuance of stock options to non-employees	167,393	142,082	3,170,933
Issuance of stock options to employees	-	-	78,220
Issuance of stock warrants	108,556	374,181	924,861
Amortization of discount on note payable	347,554	309,330	762,627
Amortization of debt issuance costs	257,453	-	357,453
Asset impairment	2,759,956	-	2,759,956
Loss on redemption of convertible debenture	-	-	193,256
Gain on forgiveness of debt	-	-	(795,972)
Loss on disposal of fixed assets	-	-	1,945
Gain on foreign currency translation	-	-	(559,179)
Deferred financing costs written off	-	-	515,842
Changes in assets and liabilities (net of effects of acquisition):			
Restricted cash	-	1,495,285	-
Other current assets	(33,180)	343,660	1,667,767
Other assets	71,558	74,997	(97,162)
Accounts payable and accrued liabilities	298,300	449,912	557,491
Deferred revenue	(40,972)	(6,008)	-
Net cash used in development activities	(2,820,918)	(1,804,262)	(21,138,740)
Cash flows from investing activities:			
Asset acquisition	-	-	(2,422,417)
Purchase of property and equipment	(2,420,463)	(152,367)	(3,555,972)
Purchase of patents and related expenditures	-	-	(1,882,187)
Net cash used in investing activities	(2,420,463)	(152,367)	(7,860,576)

(continued)

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)
(Unaudited)

	September 30, 2002	September 30, 2001	Period April 9, 1973 (date of inception) to September 30, 2002
Cash flows from financing activities:			
Issuance of common shares for cash, net of share issue costs	$ 2,285,123	$ 2,024,727	$ 20,458,782
Collection of stock subscription receivable	-	561,300	561,300
Issuance of shares under Employee Stock Purchase Plan	74,033		74,033
Issuance of convertible debenture	-	-	5,000,000
Proceeds from exercise of stock options	-	65,000	2,708,491
Proceeds from exercise of warrants	300,477	-	4,917,805
Issuance of related party notes	6,243	-	174,243
Issuance of notes payable	2,433,237	-	9,433,237
Payment of notes payable	-	(2,012,399)	(11,120,816)
Payment of related party notes	(149,243)	-	(174,243)
Payment on capital lease	(2,312)	-	(27,075)
Purchase of call options	-	-	(449,442)
Redemption of convertible debentures	-	-	(2,250,938)
Net cash provided by financing activities	4,947,558	638,628	29,305,377
Net increase (decrease) in cash and cash equivalents	(293,823)	(1,318,001)	306,061
Cash and cash equivalents, beginning of period	599,884	1,335,729	None
Cash and cash equivalents, end of period	$ 306,061	$ 17,728	$ 306,061
Supplemental disclosures:			
Cash paid for interest	None	$ 324,601	
Cash paid for income taxes	None	None	

(continued)

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States Dollars)
(Unaudited)

Supplemental schedule of non-cash investing and financing activities:
For the nine months ended September 30, 2002:

- In accordance with the terms of our Doral 18, LLC 2001 Note, we paid $221,808 of interest (including $55,452 of prepaid interest at September 30, 2002) through the issuance of 299,394 shares of our common stock. The conversion of the interest resulted in an additional interest expense of $70,401.
- We issued 50,000 common shares in payment of financing fees associated with the Doral 18, LLC 2001 Note. The common shares had a fair value of $76,000 which was recorded as debt issue cost on the balance sheet.
- We entered into a note payable with BHP with a face amount of $3,000,000. There is no interest due on the note for the first 36 months. As a result, we imputed the interest and reduced the face amount of the note payable by $566,763. The imputed interest expense for the period was $24,786.

For the nine months ended September 30, 2001:

- We cancelled call options on 228,456 shares of our common stock to pay $97,743 of principal and $244,941 of interest on the Doral 18, LLC 2000 Note. In addition, the cancellation of the call options resulted in an additional interest expense of $210,568.
- In connection with amendments to the Doral 18, LLC 2000 Note, we issued warrants for 300,000 shares of common stock. The warrants had an estimated fair value of $346,354
- In accordance with the terms of our Doral 18, LLC 2000 Note, we paid $46,027 of interest through the issuance of 22,900 shares of our common stock. The conversion of the interest resulted in an additional interest expense of $13,700.

(concluded)

(See Notes to Financial Statements)

ALTAIR NANOTECHNOLOGIES INC. AND SUBSIDIARIES
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

Note 1. Basis of Preparation of Financial Statements

These unaudited interim financial statements of Altair Nanotechnologies Inc. and its subsidiaries (collectively, "Altair", "We" or the "Company") have been prepared in accordance with the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). Such rules and regulations allow the omission of certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States, so long as the statements are not misleading. In the opinion of Company management, these financial statements and accompanying notes contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the financial position and results of operations for the periods shown. These interim financial statements should be read in conjunction with the audited financial statements and notes thereto contained in our Annual Report on Form 10-K for the year ended December 31, 2001, as filed on April 1, 2002.

At our annual meeting held on June 12, 2002, the shareholders of the Company approved an amendment to our articles of incorporation formally changing our name to "Altair Nanotechnologies Inc."

Prior to fiscal year 1998, we prepared our financial statements in accordance with accounting principles generally accepted in Canada. Due to substantially all of our operations being located in the United States, we have elected to present our financial statements in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Accordingly, the foregoing unaudited interim financial statements are denominated in U.S. Dollars and presented in accordance with U.S. GAAP.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, we incurred net losses of $1,531,005 for the quarter ended September 30, 2002 and $7,798,790 for the nine months ended September 30, 2002, and since the date of inception have incurred cumulative net losses of $37,159,199. At September 30, 2002, current liabilities exceeded current assets by $2,181,380. These factors, among others, may raise substantial doubt about the Company's ability to continue as a going concern.

The consolidated financial statements do not include certain adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern. Our continuation as a going concern is dependent upon our ability to generate sufficient cash flow to meet our obligations on a timely basis, to obtain additional financing or refinancing as may be required, to develop commercially viable products and processes, and ultimately to establish successful operations. We are in the process of developing the titanium processing technology. The recoverability of amounts capitalized as property and equipment and patents and related expenditures is dependent upon our ability to successfully develop and commercialize the titanium processing technology.

At September 30, 2002, we had cash and cash equivalents of $306,061, and during the period October 1, 2002 through November 1, 2002 we received net proceeds of $325,000 from the sales of common shares and warrants in private placements and the exercise of options to purchase common shares. These amounts of cash are sufficient to fund our basic operations through November 30, 2002. In order to conserve cash, we have reduced our cash expenditures to the extent possible without significantly affecting our development efforts with respect to the titanium processing technology. We anticipate that we will receive the remaining $324,877 of the purchase price owed under the amended and restated stock purchase agreement described below in Note 3 on or before December 31, 2002. If we receive the remainder of the purchase price during November 2002, we expect that this additional capital will be sufficient to fund our basic operations through at least December 31, 2002. If we do not receive the remainder of the purchase price during November 2002, we will require additional financing during November 2002 in order to provide working capital to fund our day-to-day operations.

In order to reduce the rate at which we are using cash, we have taken several cost cutting measures, the most significant of which is the reduction of expenditures on the Tennessee mineral property and the jig to the minimum amount necessary to maintain these assets with no ongoing development activity. Nevertheless, even with such cost cutting measures, as stated above, we will need additional financing to fund our basic, day-to-day operations during December, 2002. Because our projected near-term sales of nanoparticle products are minimal, we expect to generate such funds through additional private placements of our common stock and warrants to purchase our common stock or other debt or equity securities. As of November 1, 2002, we have no commitments to provide additional financing or to purchase a significant quantity of nanoparticle products. If we are unable to obtain financing on a timely basis, we may be forced to more significantly curtail and, at some point, discontinue operations.

The results of operations for the three- and nine-month periods ended September 30, 2002 are not necessarily indicative of the results to be expected for the full year.

Note 2. Summary of Significant Accounting Policies

Net Loss Per Common Share - Basic net loss per common share is calculated by dividing net loss by the weighted average number of common shares outstanding during the period. The existence of stock options, warrants, and convertible securities affects the calculation of loss per share on a fully diluted basis. When a net loss is reported, the number of shares used for basic and diluted net loss per share is the same since the effect of including the additional common stock equivalents would be antidilutive.

Stock –Based Compensation - We have elected to follow the accounting provisions of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and to furnish the pro forma disclosures required under Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation.*

Recent Accounting Pronouncements – In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, *Goodwill and Other Intangible Assets*, which addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This accounting standard requires annual impairment testing for goodwill and intangible assets, and the elimination of periodic amortization of goodwill and certain intangibles. We adopted SFAS No. 142 on January 1, 2002.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. SFAS No. 144 addresses accounting and reporting for the impairment or disposal of long-lived assets, including the disposal of a segment of business. We adopted SFAS No. 144 on January 1, 2002.

As a result of changes in circumstances regarding the development and use of the jig, during the quarter ended June 30, 2002 we recorded an impairment adjustment for the jig patents and physical assets in the amount of $2,759,956.

In June 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*, which requires asset retirement obligations to be recognized when they are incurred and displayed as liabilities. SFAS No. 143 is effective for the year ending December 31, 2003. We adopted SFAS No. 143 on July 1, 2002 and do not expect this statement to have a material impact on our consolidated financial statements.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections*. SFAS No. 145 rescinds several statements, including SFAS No, 4, *Reporting Gains and Losses from Extinguishment of Debt*. The statement also makes several technical corrections to other existing authoritative pronouncements. SFAS No. 145 is effective for us July 1, 2002, except for the rescission of SFAS No. 4, which is effective January 2003. We do not expect this statement to have a material impact on our consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred and nullifies EITF 94-3. We adopted SFAS No. 146 effective July 1, 2002 and do not expect this statement to have a material impact on our consolidated financial statements.

Note 3. Common Stock

Common stock transactions during the nine months ended September 30, 2002 were as follows:

	Common Stock	
	Shares	Stated Amount
Balance, December 31, 2001	22,694,142	$ 38,089,320
Common stock issued through private placements	2,690,593	2,285,123
Shares issued on exercise of warrants	286,169	300,477
Stock options issued to non-employees		167,393
Warrants issued for services		108,556
Shares issued for services	100,000	101,000
Shares issued under Employee Stock Purchase Plan	133,604	74,033
Shares issued for payment of interest on Doral 18, LLC note	299,394	292,210
Preferential warrant dividend		48,666
Balance, September 30, 2002	26,203,902	$ 41,466,778

During the nine months ended September 30, 2002, we sold, in private placements, 2,690,593 common shares plus 2,348,390 warrants for cash proceeds of $2,285,123. Of these amounts, $935,123 was received in payment for 890,593 common shares and 1,335,890 warrants under a stock purchase agreement dated March 11, 2002 and amended on April 26, 2002. The amended stock purchase agreement calls for the purchase of 1,200,000 common shares plus 1,800,000 warrants for total consideration of $1,260,000. The remainder of the purchase price ($324,877) was to be paid by July 31, 2002, but has been informally extended to December 31, 2002. Of the other private placements made during the nine months ended September 30, 2002, a total of 250,000 common shares plus 250,000 warrants were issued which included four options, each option granting the investor the right to purchase the same quantity, and no less, of common shares and warrants at the same price as the initial placement. As of September 30, 2002, one option was exercised for 200,000 common shares plus 200,000 warrants resulting in proceeds of $100,000. The options expire at staggered dates, the latest being December 31, 2002, and all of the options terminate if one of the options is permitted to expire without being exercised in full. Warrants issued during the nine months ended September 30, 2002 had exercise prices ranging from $1.00 to $5.00.

On April 16, 2002, we reduced the exercise price of 582,500 outstanding warrants to $1.05 per share for the period April 26, 2002 through June 30, 2002. The warrants had been previously issued with exercise prices ranging from $3.50 to $5.00. As a result of these repricings, we recorded a preferential warrant dividend of $48,666 as of the repricing date. A total of 286,169 warrants were exercised prior to the expiration date.

On August 6, 2002, we adopted an Employee Stock Purchase Plan ("ESPP") which allows employees to purchase common shares through payroll deductions. Through September 30, 2002, a total of 133,604 common shares were issued under the ESPP at prices ranging from $0.38 to $0.78 per share.

During the first quarter of 2002, we issued 59,689 common shares to Doral 18, LLC ("Doral") in payment of $69,771 of interest on our $2,000,000 note payable (the 'Note") for the period December 28, 2001 through March 26, 2002. On April 3, 2002 we issued 143,791 common shares to Doral in payment of $146,667 of interest on the Note for the period March 27, 2002 through September 27, 2002. In return, Doral also agreed to reduce the requirement that we maintain cash and cash equivalents from $250,000 to $125,000 during the period March 27, 2002 through September 27, 2002. On September 24, 2002, we issued 95,914 common shares to Doral in payment of $75,772 of interest on the Note for the period September 28, 2002 through December 31, 2002. In return, Doral also agreed to reduce the requirement that we maintain cash and cash equivalents from $250,000 to $125,000 during the period September 28, 2002 through December 31, 2002.

Note 4. Notes Payable

Notes payable consisted of the following at September 30, 2002 and December 31, 2001:

	September 30, 2002	December 31, 2001
Note payable to BHP Minerals International, Inc.	$ 2,458,023	$ -
Note payable to Doral 18, LLC	1,947,146	1,867,857
Less discount resulting from allocation of debt proceeds to warrant	(162,319)	(405,797)
Less current portion	(1,784,827)	-
Long-term portion of notes payable	$ 2,458,023	$ 1,462,060

On August 8, 2002, we entered into a purchase and sale agreement with BHP Minerals International, Inc. ("BHP") wherein we purchased the land, building and fixtures in Reno, Nevada where our titanium processing assets are located. In connection with this transaction, BHP also agreed to terminate our obligation to pay royalties associated with the sale or use of the titanium processing technology. In return, we issued to BHP a note in the amount of $3,000,000, at an interest rate of 7%, secured by the property we acquired. Interest does not begin to accrue until August 8, 2005. As a result, we imputed the interest and reduced the face amount of the note payable by $566,763. The first payment of $600,000 of principal plus accrued interest is due February 8, 2006. Additional payments of $600,000 plus accrued interest are due annually on February 8, 2007 through 2010.

Note 5. Intangible Assets

Our intangible assets consist of patents and related expenditures associated with the titanium processing technology. In accordance with SFAS No. 142, we are amortizing these assets over their useful lives. The amortized intangible asset balance as of September 30, 2002 was:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Patents and related expenditures	$ 4,030,450	$ (2,862,780)	$ 1,167,670

The weighted average amortization period for intangible assets is approximately 16.5 years. Amortization expense was $206,039 for the nine months ended September 30, 2002, which represented the amortization relating to the identified intangible assets still required to be amortized under SFAS No. 142. This amount included $141,779 of amortization expense related to the jig patents which was recorded prior to an adjustment for asset impairment at June 30, 2002. For each of the next five years, amortization expense relating to intangibles will be $85,680 per year.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the material changes in our financial condition between December 31, 2001 and September 30, 2002 and the material changes in our results of operations and financial condition between the three- and nine-month periods ended September 30, 2001 and September 30, 2002. This discussion should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations included in the Company's Annual Report on Form 10-K for the year ended December 31, 2001.

Overview

From inception through the end of 1993, our business consisted principally of the exploration of mineral properties for acquisition and exploration. During 1994, our focus changed as we became engaged in the acquisition, development and testing of mineral processing equipment for use in the recovery of fine, heavy mineral particles including gold, titanium, zircon and environmental contaminants. Since that time, we have continued exploring mineral properties on which we might use our patented mineral processing equipment.

In 1996, we acquired all patent rights to the Campbell Centrifugal Jig, since modified and renamed the Altair Centrifugal Jig. Since April 1996, we have acquired mineral leaseholds on approximately 9,700 acres of land in Tennessee. A prefeasibility study issued in July 1998 confirmed the existence of heavy minerals and suggests that the property warrants further exploration. Based on the results of these independent studies, we have initiated additional feasibility testing.

In November 1999, we acquired all patent applications and technology related to a hydrometallurgical process developed by BHP Minerals International, Inc. ("BHP") primarily for the production of titanium dioxide products from titanium bearing ores or concentrates (the "titanium processing technology") and all tangible equipment and other assets (the "titanium processing assets") used by BHP to develop and implement the titanium processing technology.

In the second quarter of 2002, we initiated research and development efforts directed toward the utilization of nanomaterials in the pharmaceuticals industry. In July 2002, we announced the development of a new active pharmaceutical ingredient for the treatment of hyperphosphatemia (elevated serum phosphate levels) in patients undergoing kidney dialysis, as well as a new drug delivery system using inorganic ceramic nanoparticles. In August 2002, we filed a patent application covering these developments. We are currently seeking business relationships with pharmaceutical companies that can conduct additional testing and development, seek necessary FDA approvals and take the other steps necessary to bring the new pharmaceutical ingredient and drug delivery system to market. Although we are presently in discussions with several pharmaceutical companies regarding such a business relationship, we can provide no assurance that we will enter into any agreements with any such company or otherwise exploit the potential value of these new developments.

Critical Accounting Policies and Estimates

Management based the following discussion and analysis of our financial condition and results of operations on our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our critical accounting policies and estimates, including those related to long-lived assets and stock-based compensation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. These judgments and estimates affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting periods. Changes to these judgments and estimates could adversely affect the Company's future results of operations and cash flows.

- Long-lived assets. Our long-lived assets consist principally of pigment production equipment, the intellectual property (patents and patent applications) associated with it, and a building. At September 30, 2002, the carrying value of these assets was $8,514,682, or 92% of total assets. We evaluate the carrying value of long-lived assets when events or circumstances indicate that an impairment may exist. In our evaluation, we estimate the net undiscounted cash flows expected to be generated by the assets, and recognize impairment when such cash flows will be less than the carrying values. Events or circumstances that could indicate the existence of a possible impairment include obsolescence of the technology, an absence of market demand for the product, and/or continuing technology rights protection.

- Stock-Based Compensation. We have two stock option plans which provide for the issuance of stock options to employees and service providers. Although SFAS No. 123, *Accounting for Stock Based Compensation,* encourages entities to adopt a fair-value-based method of accounting for stock options and similar equity instruments, it also allows an entity to continue measuring compensation cost for stock-based compensation using the intrinsic-value method of accounting prescribed by APB 25, *Accounting for Stock Issued to Employees*. We have elected to follow the accounting provisions of APB 25 and to furnish the pro forma disclosures required under SFAS No. 123. We calculate the compensation expense that would be recognized under SFAS No. 123 using a modified Black-Scholes option pricing model. In so doing, we estimate certain key variables used in the model. We believe the estimates we use are appropriate and reasonable.

Results of Operations

Three Months Ended September 30, 2002 Compared to Three Months Ended September 30, 2001

For the three months ended September 30, 2002, net losses totaled $1,531,005 ($.06 per share) compared to $1,600,556 ($.08 per share) for the same period of 2001. Principal factors contributing to the losses during these periods were the lack of substantial revenue together with the incurrence of operating expenses.

For the three months ended September 30, 2002, we generated revenues of $45,089. Of this amount, $10,739 came from sales of titanium dioxide nanoparticles and lithium titanate nanoparticles. An additional $18,000 of revenues were earned from a consulting project involving use of the jig to recover titanium dioxide from pigment processing waste. The remaining $16,350 of revenues came from fees earned under a services agreement entered into with a materials company in September 2002. Under the terms of the services agreement, we will test the materials company's mineral concentrates in the production of titanium dioxide pigments using our titanium processing technology. The testing will be conducted over a five-month period and will generate total revenues of approximately $100,000.

During the third quarter of 2002, we continued to limit the expenditures for mineral exploration and development to those necessary to maintain the Tennessee mineral property without additional development activity. Accordingly, mineral exploration and development expenses decreased by $22,380 from $154,642 in the quarter ended September 30, 2001 to $132,262 in the quarter ended September 30, 2002.

Our research and development ("R&D") efforts in the third quarter of 2002 were directed principally to pharmaceuticals, catalysts, batteries and fuel cells. R&D expenses increased by $8,553 from $138,196 in the third quarter of 2001 to $146,749 in the same period of 2002, principally as a result of increased staff time being devoted to these R&D projects with a resulting decrease in time spent on construction projects and administrative and general activities. Although total payroll charged to R&D increased by $32,000 from the third quarter of 2001 to the third quarter of 2002, this increase was partially offset by a decrease of $21,000 for costs of an R&D contract with the Massachusetts Institute of Technology which expired in July 2002.

Professional services, which consist principally of legal, consulting and audit expenses, decreased from $139,051 during the third quarter 2001 to $105,574 in the third quarter 2002. The decrease is attributable to a decline in consulting expenses of $64,000 resulting principally from decreases in stock options granted to outside service providers and fees paid for financing transactions. These decreases are offset partially by an increase in legal expenses of $30,000 resulting from additional securities and general corporate work.

General and administrative expenses increased by $56,895 from $591,676 in third quarter 2001 to $648,571 in the same period of 2002. Expenses associated with stock options increased by $230,000 from the third quarter of 2001 to the third quarter of 2002. During the third quarter of 2001, we recorded negative option expense for repriced options in the amount of $82,000, while in the third quarter of 2002 we recorded positive option expense of $149,000, thereby causing an increase of $230,000 from 2001 to 2002. In 2002, we entered into stock purchase agreements with certain investors wherein the investors were granted four options, each of which gave them the right to purchase the same number of common shares and warrants at the same price as the initial transaction. The fair value of these options was $149,000. This increase in expense was partially offset by decreases in other expenses. Investor relations expense decreased by $49,000 as we cut back some of our investor relations programs, payroll costs decreased by $20,000 due to a reduction in employees, and general corporate expenses were reduced by $37,000. At our Altair Nanomaterials subsidiary, general operating costs for items such as tools, operating supplies and laboratory supplies decreased by $34,000 as a result of our efforts to reduce costs, and payroll charged to administrative and general was reduced by $32,000 as more time was devoted to R&D.

During the second quarter of 2002, we recorded an asset impairment of $2,759,956 for the jig assets which reduced their depreciable balance to zero. As a result, depreciation is no longer recorded for these assets and depreciation and amortization expense declined by $77,337 from the third quarter of 2001 to the third quarter of 2002.

During the third quarter of 2001, we had in excess of $2,500,000 of restricted cash that was received in connection with our issuance of a $7,000,000 Asset-Backed Exchangeable Term Note (the "Note"). Interest income earned on this cash was $15,363 during the quarter. On December 28, 2001, the Note was exchanged for a new note and the restricted cash was paid to the lender. As a result of this, our cash balance available for investment was significantly reduced during the third quarter of 2002 and interest income declined by $17,040.

During third quarter 2002, we recorded a preferential warrant dividend of $48,666 for 582,500 warrants that were repriced to $1.05 from prices ranging from $3.50 to $5.00. The preferential warrant dividend represents the increase in fair value of the warrants as a result of the repricing. A total of 286,169 of the repriced warrants were exercised.

Nine months ended September 30, 2002 Compared to Nine months ended September 30, 2001

For the nine months ended September 30, 2002, net losses totaled $7,798,790 ($.33 per share) compared to $5,839,634 ($.30 per share) for the same period of 2001.

In the nine months ended September 30, 2002, we generated revenues of $98,760. Of this amount, $64,410 came from sales of titanium dioxide nanoparticles, lithium titanate nanoparticles and related products. An additional $18,000 of revenues were earned from a consulting project involving use of the jig to recover titanium dioxide from pigment processing waste. The remaining $16,350 of revenues came from fees earned under a services agreement entered into with a materials company in September 2002. Sales of nanoparticles included $40,972 of previously deferred revenues for which product shipments were made during the first quarter of 2002. These products were used primarily in thermal spray coatings.

Mineral exploration and development expenses decreased by $263,357 from $754,396 for the nine months ended September 30, 2001 to $491,039 for the nine months ended September 30, 2002. During the nine months ended September 30, 2001, we completed the installation and began testing of the pilot plant facility at our Tennessee mineral property. In connection with this, we incurred and expensed costs of $135,000 for completion of fabrication and installation of the pilot plant and $69,000 for internal labor, overheads, supplies and materials for construction and subsequent operation of the facility. We incurred no comparable mineral exploration and development expenses during the nine months ended September 30, 2002. Other exploration and development expenses associated with the Tennessee mineral property decreased by $98,000 in the nine months ended September 30, 2002 when compared to the comparable quarter of 2001, principally as a result of our efforts to reduce expenditures, but this was offset by increased advance royalty payments of $35,000 for the mineral leaseholds.

Our R&D efforts in the nine months ended September 30, 2002 were directed principally to pharmaceuticals, batteries, catalysts, thermal spray coatings and fuel cells. R&D expenses increased by $42,931 from $406,467 in the nine months ended September 30, 2001 to $449,398 in the same period of 2002 as a result of increased staff time being devoted to these R&D projects with a resulting decrease in time spent on construction projects and

administrative and general activities. During the nine months ended September 30, 2002, total payroll charged to R&D increased by $66,000 over the comparable period of 2001. In addition, materials, supplies and other vendor expenses increased by $10,000. These increases were partially offset by a decrease of $31,000 for costs of an R&D contract with the Massachusetts Institute of Technology which expired in July 2002.

Professional services increased by $108,307 from $452,707 during the nine months ended September 30, 2001 to $561,014 in the same period of 2002. The increase is attributable to an increase in consulting expenses of $111,000 for assistance with financing activities, and an increase of $43,000 for legal charges associated with nanotechnology patent applications and financing work. These increases are offset partially by a decrease in audit expenses of $43,000.

General and administrative expenses decreased by $267,696 from $2,162,481 in the nine months ended September 30, 2001 to $1,894,785 in the same period of 2002. Investor relations expense decreased by $210,000 as we cut back some of our investor relations programs. Payroll charged to general and administrative was reduced by $20,000, primarily as a result of more time being devoted to R&D. At our Altair Nanomaterials subsidiary, general operating costs for items such as tools, operating supplies, laboratory supplies and sample costs decreased by $71,000 as a result of our efforts to reduce costs. We also reduced our general corporate expenses by $11,000. These decreases were slightly offset by expenses associated with stock options issued to employees and service providers, which increased by $44,000, principally as a result of options issued to investors.

During the nine months ended September 30, 2002, we recorded an asset impairment charge of $2,759,956 for our jig assets.

Interest expense decreased by $427,789 from $1,341,302 in the nine months ended September 30, 2001 to $913,513 for the comparable period of 2002. During the nine months ended September 30, 2001, we incurred certain charges associated with the Note and a related registration statement which were not incurred during the nine months ended September 30, 2002. Among these were redemption premiums associated with principal payments of $160,000 and fees in connection with extending the deadline for the effectiveness of the registration statement of $100,000. In addition to this, interest expense of $212,000 was incurred related to the estimated fair value of the warrants issued to the investor in exchange for the waiver of penalties that would have accrued due to late effectiveness of the registration statement and modification to the Note terms involving the redemption of exchange amounts. These decreases were slightly offset by $25,000 of imputed interest expense related to the note payable to BHP Minerals International, Inc. For accounting purposes, interest is imputed and recorded as interest expense for the period August 8, 2002 through August 8, 2005, the period during which interest is not accrued and payable on the note balance.

Interest income decreased by $128,083 from $129,960 in the nine months ended September 30, 2001 to $1,877 in the same period of 2002. This decrease is the result of a decrease in restricted cash in the bank as described above in the section titled "Three Months Ended September 30, 2002 Compared to Three Months Ended September 30, 2001."

Liquidity and Capital Resources

We generated $98,760 of sales revenues in the first nine months of 2002 but incurred a net loss of $7,798,790. At September 30, 2002, our accumulated deficit was $37,260,283, or an increase of $7,847,456 over the accumulated deficit at December 31, 2001. This increase was due to the net loss for the period plus a preferential warrant dividend of $48,666.

Our cash and short-term investments decreased from $599,884 at December 31, 2001 to $306,061 at September 30, 2002 due to the incurrence of operating costs and the effect of financing transactions which occurred during the period.

On April 26, 2002, we entered into an amended and restated stock purchase agreement with an accredited investor pursuant to which the investor agreed to purchase 1,200,000 common shares and 1,800,000 warrants to purchase common shares for an aggregate purchase price of $1,260,000 payable in full by July 31, 2002. This date was subsequently informally extended to December 31, 2002. At September 30, 2002, we had received $935,123 of advances toward the purchase price of the shares and warrants and, as of the date of this report, we have issued

890,593 of the shares and 1,335,890 of the warrants. One-third of the warrants are exercisable at $1.50 per share and expire on the earlier of five years from the date of issue or the date 30 days following the fifth day (whether or not consecutive) the closing price of our common shares equals or exceeds $4.50. A further one-third of the warrants are exercisable at $2.00 per share and expire on the earlier of five years from the date of issue or the date 30 days following the fifth day (whether or not consecutive) the closing price of our common shares equals or exceeds $5.00. The final one-third of the warrants are exercisable at $2.50 per share and expire on the earlier of five years from the date of issue or the date 30 days following the fifth day (whether or not consecutive) the closing price of our common shares equals or exceeds $5.50.

On August 6, 2002, we adopted an Employee Stock Purchase Plan ("ESPP") which allows employees to purchase common shares through payroll deductions. Through October 24, 2002, a total of 133,604 common shares were issued under the ESPP, resulting in proceeds of $74,034.

Between August 23, 2002 and September 5, 2002, we entered into two stock purchase, option and subscription agreements with two private investors which provided for the purchase and sale of an aggregate of 250,000 common shares and 250,000 warrants for $125,000. Each investor also received four options, each option granting the investor the right to purchase the same quantity, and no less, of common shares and warrants at the same price as the initial placement. The options expire at staggered dates, the latest being December 31, 2002, and all of the options terminate if one of the options is permitted to expire without being exercised in full. The warrants expire five years from the date of issuance and are exercisable at prices ranging from $1.00 to $1.50 per share. On September 27, 2002, an investor exercised the first option and purchased an additional 200,000 shares and 200,000 warrants for $100,000. On November 5, 2002, the other investor exercised the first option and purchased an additional 50,000 shares and 50,000 warrants for $25,000.

From October 4, 2002 through November 1, 2002, we entered into stock purchase, option and subscription agreements with private investors which provided for the purchase and sale of an aggregate of 266,667 common shares and 266,670 warrants for $200,000. The investors also received four options, each option granting the investor the right to purchase the same quantity, and no less, of common shares and warrants at the same price as the initial placement. The options expire at staggered dates, with the earliest being November 15, 2002 and the latest being February 15, 2003, and all of the options terminate if one of the options is permitted to expire without being exercised in full. The warrants expire five years from the date of issuance and are exercisable at prices ranging from $1.25 to $1.75 per share.

At September 30, 2002, we had cash and cash equivalents of $306,061, an amount that would be sufficient to fund our basic operations through October 31, 2002. Between October 1, 2002 and November 1, 2002, we sold 516,667 common shares and 516,670 warrants to purchase common shares for proceeds of $325,000 in private placements. This additional cash will allow us to continue our operations through November 30, 2002. In order to extend operations past that date, we have reduced our cash expenditures to the extent possible without significantly affecting our development efforts with respect to the titanium processing technology. We anticipate that we will receive the remaining $324,877 of the purchase price owed under the amended and restated stock purchase agreement described above on or before December 31, 2002. If we receive the remainder of the purchase price during November 2002, we expect that this additional capital will be sufficient to fund our basic operations through at least December 31, 2002. If we do not receive the remainder of the purchase price during November 2002, we will require additional financing during November 2002 in order to provide working capital to fund our day-to-day operations.

In order to reduce the rate at which we are using cash, we have taken several cost cutting measures, the most significant of which is the reduction of expenditures on the Tennessee mineral property and the jig to the minimum amount necessary to maintain these assets with no ongoing development activity. Nevertheless, even with such cost cutting measures, as stated above, we will need additional financing to fund our basic, day-to-day operations sometime between November 30, 2002 and December 31, 2002. Because our projected near-term sales of nanoparticle products are minimal, we expect to generate such funds through additional private placements of our common stock and warrants to purchase our common stock or other debt or equity securities. As of November 1, 2002, we have no commitments to provide additional financing or to purchase a significant quantity of nanoparticle products. If we are unable to obtain financing on a timely basis, we may be forced to more significantly curtail and, at some point, discontinue operations.

We expect that our long-term capital requirements will be met through sales of nanoparticle products, licensing of the titanium processing technology and development of the Tennessee mineral property. To the extent that additional capital is required, we expect to generate it through additional private placements of our common stock and warrants and other equity or debt securities.

On January 22, 2002, the Securities and Exchange Commission issued FR-61, Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations. The release sets forth certain views of the Commission regarding disclosure that should be considered by registrants. Disclosure matters addressed by the release are liquidity and capital resources including off-balance sheet arrangements, certain trading activities that include non-exchange traded contracts accounted for at fair value, and effects of transactions with related and certain other parties. The following table sets forth the information in a format described in the release with regard to disclosures about contractual obligations and commercial commitments.

The following table discloses aggregate information about our contractual obligations including notes payable, mineral lease payments, facilities lease payments and contractual service agreements, and the periods in which payments are due as of September 30, 2002:

Contractual Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Notes Payable	$ 5,000,000	$ 2,000,000	$ -	$ 1,200,000	$ 1,800,000
Mineral Leases	1,135,021	147,467	452,868	392,055	142,631
Contractual Service Agreements	535,592	360,592	100,000	75,000	-
Total Contractual Obligations	$ 6,670,613	$ 2,508,059	$ 552,868	$ 1,667,055	$ 1,942,631

* Before discount of $757,150.